March 16, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (304) 598-2035

Mr. Douglas J. Leech
President and Chief Executive Officer
Centra Financial Holdings, Inc.
990 Elmer Prince Drive
P.O. Box 656
Morgantown, WV 26507-0656

       Re: Centra Financial Holdings, Inc.
              Item 4.02 Form 8-K
              Filed March 8, 2007
              File No. 000-49699

Dear Mr. Leech:

      We have completed our review of your Form 8-K and related filings (including amendments) and have no further comments at this time.

                       Sincerely,

                       Lisa Haynes
                       Senior Staff Accountant